Contact

www.linkedin.com/in/sadeq-safarini-87a17b37 (LinkedIn)

Top Skills

Financial Modelling

Machine Learning Algorithms

Python (Programming Language)

Certifications

VBA for Finance

Python for Finance

Startup Accelerator Program

Financial Modeling & Valuation Analyst (FMVA®)

Data Science with Python

Sadeq Safarini

CEO at Vector ML Analytics | Financial modeling platform for Banks & Lenders | CFO | AI | B2B | SaaS | Fintech | Mentor | Leader | Instructor

New York, New York, United States

Summary

As the CEO and founder of Vector ML Analytics and the former Senior Director of Treasury at Dealnet Capital, a publicly-traded firm, I find myself at the intersection of financial services and AI-driven innovation. My journey in transforming treasury and securitization functions, key in propelling Dealnet's book from $50M to $200M, instilled in me a profound appreciation for the transformative power of intelligent data analysis.

Throughout my extensive career in major banks, trusts, public companies, fintech, and credit rating agencies, I have relentlessly harnessed the power of technology to simplify complex financial data. This ability to convert intricate figures into comprehensible, value-added insights is essential in meticulously examining business plans and strategically navigating ventures towards sustained success.

In these times of economic uncertainty, I remain resolute in my conviction that innovation, particularly in AI, is our most resilient response and the optimal path forward. This belief fuels my commitment to integrating AI into financial forecasting and planning, enabling businesses to face future challenges with increased confidence and precision.

My areas of expertise are wide-ranging and include machine learning, data science, automation, credit rating, structured finance - securitization, Asset-Backed Securities (ABS), Mortgage-Backed Securities (RMBS), Asset-Liability Management (ALM), liquidity planning & forecasting, debt capital markets, risk management, stress testing, financial modeling, business valuation, investor reporting, capital planning & analysis, compliance, and cross-functional leadership.

Experience

Vector ML Analytics

CEO

2021 - Present (2 years)

New York, United States

Vector is an AI-powered financial modeling platform for banks and lenders. The platform replaces numerous Excel models used by CFOs and analysts, unlocking the next generation of financial planning and forecasting for these institutions. Vector uniquely integrates Financial Planning and Analysis (FP&A) with Asset-Liability Management (ALM). The platform enables lending institutions to instantly generate a 5-year projected balance sheet and income statement, allowing them to make informed decisions related to profitability, capital, and liquidity. Visit www.vmlanalytics.com to learn more.

Global Structured Finance Debt Capital Markets

CEO

2020 - 2021 (1 year)

London, England, United Kingdom

GoCardless

Senior Consultant - Treasury

June 2019 - May 2020 (1 year)

London, United Kingdom

GoCardless is a payment and technology firm processing over $10bn of payments each year.

- Hired by the director of finance to establish the treasury function.
- Key achievement includes:

- The design and implementation of trust accounts to comply with FCA Regulations.

- Building and deploying a consolidated cash flow model for all seven legal entities across the US and Europe.

ARC Ratings, S.A.

Consultant - Structured Finance (Credit Rating)

February 2019 - July 2019 (6 months)

London, United Kingdom

• Performed analysis and financial modelling of structured finance transactions including Asset Backed Securities (ABS), Trade Receivables and Residential Mortgage Backed Securities (RMBS) with a focus on credit risk.

• Developed a corporate assessment scorecard that captures both qualitative and quantitative factors to arrive at the corporate issuer debt credit rating.
• Built a trade receivables credit enhancement model that produces multiple stress scenarios taking into consideration the dynamic loss reserve, dilution, cost of carry, obligor floor and country ceiling.
• Reviewed term sheets and legal documentations to assess the overall structure, transaction counterparties, underlying collateral, financing terms, credit policy, hedging, priority of payment including pre-enforcement and post-enforcement revenue waterfalls, eligibility criteria, transactional events including early amortization and default triggers, portfolio concentration limits and credit enhancement including subordination, overcollateralization, reserves and excess spread.

Kensington Mortgages
Consultant - Residential Mortgage Backed Securities (RMBS)
August 2018 - January 2019 (6 months)
London, United Kingdom

• The largest non-bank mortgage lender in the UK with a book of over £5B.
• Hired by the head of treasury to help transition the cash management and investor reporting function to Citi Bank.
• Responsible for producing monthly and quarterly (RMBS) investor reports.
• Reconciled monthly cash movements, mortgage collateral and expenses related to Special Purpose Vehicles (SPVs) ledger accounts and prepared payment files to be paid on the Interest Payment Dates (IPD's) in accordance with the Loan documents and payment waterfall structure.
• Performed quarterly variance analysis related to the performance of RMBS transactions.
• Ensured compliance with financial covenants and trigger events.
• Interacted with various counterparties including delegate CBA, servicer, corporate service provider, swap provider, paying agent, trustee and credit rating agencies.

DealNet Capital (TSXV:DLS)
Senior Director - Treasury & Risk
January 2016 - August 2018 (2 years 8 months)
Toronto, Canada Area

Dealnet Capital – Non-Bank Consumer Finance Lender.
• Established the treasury and securitization department. Hired and managed a team of 3 analysts.

• Managed collateralized debt programs, investor reporting, liquidity management, debt and equity optimization, reserves and capital planning to support OPEX, credit enhancement and growth.
• Structured, priced and securitised over $150 million of private fixed income consumer debt pools.
• Designed an asset risk-based pricing model to price loans relative to performance and credit risk.
• Developed liquidity management strategies to optimize, track, stress test and forecast cash income and usage.
• Monitored portfolio FMV, interest rate risk, duration and 3-sigma exposure.
• Implemented new funding strategies and improved lenders relationships.
• Established and lead ALCO to govern ALM strategy and discuss risk mitigation plans.
• Encouraged the sharing and development of ideas to further improve processes and controls.
• Responsible for the overall banking relationship, intercompany funding and reporting structure.
• Monitored interest rate volatility/trends/market movment and regulatory changes.
• Performed high-end analytics, stratification and vintage analysis covering static and dynamic prepayment behavior, delinquency, credit default, cash recoveries, reserves and net cumulative loss on multiple consumer finance portfolios.
• Prepared written analysis, proposed strategies and action plan to fund the balance sheet.
• Implemented new cash management techniques, providing inputs and ideas for both medium and long-term business strategies and direction.

Home Trust Company
Senior Analyst - Financial Planning and Analysis (FP&A)
2014 - 2016 (2 years)
Toronto, Canada Area

Home Trust - CFF Bank - (TSX: HCG) - The Largest Alternative Mortgage Lender in Canada.
• Responsible for multiple financial models and reporting packages including liquidity forecasts and key performance indicators highlighting the critical financial aspects of the bank covering consumer deposits and lending activities.
• Managed regulatory OSFI – Central Bank - Basel III reporting, including Liquidity Coverage Ratio (LCR), Net Stable Funding Ratio (NSFR), Net

Cumulative Cash Flow (NCCF) and Basel Capital Adequacy Reporting (BCAR).
• Performed analysis on capital resources and regulatory requirements, ensured that current and forecasted coverage of internal and regulatory capital ratios are within policy limits.
• Managed mismatches between bank deposits, funding and other commitments.

CFF Bank
Senior Analyst - Asset Liability Management (ALM)
2014 - 2016 (2 years)
Toronto, Canada Area

Home Trust - CFF Bank - (TSX: HCG) - The Largest Alternative Mortgage Lender in Canada.
Senior Analyst - Asset Liability Management (ALM)

Bridgewater Bank
Analyst - Residential Mortgage Backed Securities (RMBS)
2013 - 2014 (1 year)
Calgary, Canada Area

• Responsible for compliance, reconciliation and remittances related to Mortgage Backed Securities.
• Developed a pricing model to calculate the prepayment penalties for RMBS pools.
• Participated in Treasury & Securitisation system implementation, enhancements and testing.
• Provided back office support for treasury. Used Bloomberg daily to update bond yields and prices.

Various Companies
Financial Analyst
2010 - 2013 (3 years)

Multiple Positions & Internships

Education

University of Westminster
Investment and Risk Finance MSc

Harvard University

Artificial Intelligence, Computer Science

New York University
Machine Learning in Finance